Exhibit 99.1

10 September 2004

OFT DECIDES NOT TO REFER UB’S ACQUISITION OF JACOB’S TO COMPETITION COMMISSION

United Biscuits (“UB”), a leading European manufacturer of biscuits and snacks, today announced it has received confirmation from the UK competition authority (the OFT) that the OFT will not refer UB’s acquisition of The Jacob’s Bakery Limited and subsidiaries (“Jacob's”) to the Competition Commission.

UB will therefore be completing the acquisition of Jacob's from Groupe Danone (“Danone”) on September 20, 2004, following which Jacob’s will become a wholly owned subsidiary of UB. UB will then begin the process of integrating Jacob’s and UB’s UK business.

Malcolm Ritchie, UB’s Chief Executive, said: “We are delighted with the OFT’s decision and UB will now proceed to complete its acquisition of Jacob’s in the UK. The combined UB and Jacob’s business will enable us to offer customers and consumers a complementary portfolio of leading household brands which will provide an excellent platform for long-term growth “

Media contacts:
CardewChancery

Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to editors

•                  In 2003, UB achieved sales of £1.3 billion. Branded sales increased to account for 87% of sales

•                  UB is the market leader in biscuits production in the UK and Spain and number two in France, Portugal and the Netherlands.  KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•                  UB employs over 10,000 people, of whom over 7,000 work in the UK.

•      UB has 29 sites of which 14 are in the UK.